MAINSTAY VP SERIES FUND, INC.
51 Madison Avenue
New York, NY  10010

VIA EDGAR CORRESPONDENCE

April 12, 2011

Patrick Scott
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE Washington, DC 20549

Re:   MainStay VP Series Funds, Inc. (“Registrant”) (SEC File Nos. 002-86082 and 811-03833-01) Post-Effective Amendment No. 53 the Registrant’s Registration Statement on Form N-1A (“Amendment”)

Dear Mr. Scott:

I am writing in response to comments you provided to me on March 16, 2011, with respect to the Amendment.  The Amendment was filed with the Securities and Exchange Commission (“Commission”) on January 31, 2011, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), to add MainStay VP Flexible Bond Opportunities Portfolio (“Portfolio”) a series of the Registrant.  Separately, you also provided comments to me regarding a proposed reorganization transaction whereby the Registrant intends to redomicile from a Maryland corporation to a Delaware statutory trust.1  On behalf of the Registrant, your comments and responses thereto are provided below.

MainStay VP Flexible Bond Opportunities Portfolio

Comment 1:   As the Portfolio describes investments in derivative instruments, please review the Portfolio’s principal strategies and principal risk disclosures to ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the portfolio intends to use to achieve its investment objective.  See Barry Miller Letter to the ICI dated July 30, 2010.

1           As disclosed in a supplement dated February 2, 2011, to the Registrant’s prospectus, in order to effect the redomiciliation, New York Life Investment Management LLC proposed for the consideration of the Registrant’s Board of Directors (“Board”) the reorganization of each series of the Registrant into a corresponding “shell” series of a new Delaware statutory trust called MainStay VP Funds Trust (“Trust”).  Having received approval of the Board, it is expected that the reorganizations will be carried out in accordance with the terms of an Agreement and Plan of Reorganization between the Registrant and the Trust that will provide for (1) the acquisition of all of the assets of a portfolio by a corresponding series (“New Portfolio”) of the Trust, in exchange for shares of the New Portfolio and the assumption of all liabilities of the portfolio by the corresponding New Portfolio, and (2) the subsequent liquidation of the portfolio (“Reorganization”).  The Reorganization will not be subject to shareholder approval under applicable law, and, if approved by the Board, it is anticipated that the Reorganization will close on or about April 29, 2011.  See http://www.sec.gov/Archives/edgar/data/887340/000114420411005462/v209753_497.htm (SEC Accession No. 0001144204-11-005462).

MAINSTAY VP SERIES FUND, INC.
51 Madison Avenue
New York, NY  10010

Response:   The Registrant has reviewed the Portfolio’s principal strategies and principal risk disclosures with respect to derivative instruments.  In this regard, the Registrant believes that the disclosure is not too generic or standardized, and that it describes the actual derivative instruments that the Portfolio intends to use to achieve its investment objective and the associated principal risks.

Comment 2:   Please confirm that the Registrant is aware of its obligation to file Interactive (XBRL) Data for the portfolio’s Risk/Return Summary as an exhibit to its registration statement within 15 days of the effective date of the annual update to its registration statement.  See IC-28617 (February 9, 2010).

Response:   The Registrant is aware of it obligation to file Interactive (XBRL) Data for the Portfolio’s Risk/Return Summary as an exhibit to its registration statement within 15 days of the effective date of the annual update to its registration statement.

Comment 3:   As the registration statement (both the prospectus and SAI) appear to be applicable to a single series of the Registrant, please remove any disclosure not specifically applicable to this series.  (e.g., many of the Item 9 principal risks begin “certain portfolios may invest”; the SAI lists various information for every series of the Registrant (such as portfolio manager compensation, advisory fees, etc.)

Response:   The Registrant intends to incorporate the Portfolio in a prospectus and SAI that includes disclosure concerning other series of the Registrant.  In this regard, disclosure concerning the Registrant’s other series will be applicable.

Comment 4:   Please make the name of the Portfolio more prominent.  When looking at the cover page, it is unclear whether the Portfolio is the “Income Portfolio” or the “VP Flexible Bond Opportunities Portfolio.”

Response:   As noted in response to Comment 3, the Registrant intends to incorporate the Portfolio in a prospectus and SAI that includes other series of the Registrant.  The Portfolio will be part of a group of funds known as the “Income Portfolios.”   The caption “Income Portfolios” will be highlighted on the front cover of the prospectus, which will assist with respect to distinguishing the caption “Income Portfolios” from the names of the series of the Registrant that will be listed on the front cover.

Comment 5:   Confirm that the Portfolio does not trade under a ticker symbol – do this for both the Initial and Service Class shares.

Response:   The Registrant confirms that neither Initial nor Service Class shares of the Portfolio will trade under a ticker symbol.

MAINSTAY VP SERIES FUND, INC.
51 Madison Avenue
New York, NY  10010

Comment 6:   The fee table should follow only the format and use only the headings and parenthetical explanations prescribed by the Form.

Response:   The Registrant believes that the format of the fee table assists investors in understanding the various fees and expenses of Portfolio.  For this reason, the Registrant has determined to retain the format.

Comment 7:   Please be sure to indent the Other Expenses Subcaptions.  Please also explain the difference between the line item “Other Expenses” and “Total Other Expenses.”

Response:   The Registrant intends to italicize the various Subcaptions within the category “Other Expenses.”    The filing incorrectly showed placeholders for expense ratios across from the heading “Other Expenses.”  The caption “Total Other Expenses” will be an aggregate of the various Subcaptions within the category “Other Expenses.”

Comment 8:   The information intended to be conveyed in footnote 1 is confusing and is not prescribed by the Form.  Delete the footnote.

Response:   The Registrant believes that the footnote is important information in helping investors understand the management fees of the Portfolios.  For this reason, the Registrant has determined to retain the footnote.

Comment 9:   Please disclose government securities risks as a principal risk, including that not all government securities (such as agency securities) are backed by the full faith and credit of the federal government.

Response:   The Registrant will revise the disclosure consistent with this comment.

Comment 10:   Compensation to Broker-Dealers and Other Financial Intermediaries – Please remove the last sentence of this section as it is not permitted or required by the form.

Response:   The Registrant believes that the last sentence of the section is important and material information to investors.  The sentence refers investors to another section of the prospectus where investors can obtain additional information concerning payments to broker-dealers and other financial intermediaries.  For these reasons, the Registrant respectfully declines to make the proposed change.

Comment 11:   Under Item 9, disclose whether the Portfolio’s investment objective may be changed without shareholder approval, as required by Item 9 of the Form.

Response:   The Registrant will revise the disclosure consistent with this comment.

Comment 12:   Please revise your Item 9 disclosure to provide a more detailed explanation of the Principal Strategies and Risks described under Item 4.  In addition, if you intend to include non-principal strategies and risks in this section,please clarify which strategies and risks are principal and which are more ancillary in nature.

MAINSTAY VP SERIES FUND, INC.
51 Madison Avenue
New York, NY  10010

Response:   The Registrant has reviewed the Item 9 disclosure in light of your comment.  The Registrant believes that the Item 9 disclosure adequately describes how the Portfolio intends to achieve its investment objective.  Moreover, because the Registrant intends to incorporate the Portfolio in a prospectus and SAI that includes disclosure concerning other series of the Registrant, certain strategies and risks may be considered non-principal for some series, but not for others depending on the series.  In this regard, the Registrant discloses that “[s]ome Portfolios and Underlying Portfolios/Funds may use the investments/strategies discussed below more than other Portfolios and Underlying Portfolios/Funds.”  For these reasons, the Registrant respectfully declines to make the proposed change.

Comment 13:   With respect to “Derivatives Risk,” (in the Principal Risks section), add disclosure regarding the risks of credit default swaps and futures.  See Staff letterto ICI 7/30/10.

Response:   The Registrant will revise the disclosure consistent with this comment.

Comment 14:   Please include information responsive to Item 10(a)(1)(ii)(A) of Form N-1A for both the adviser and subadviser.  Also, please include the information required by item 10(a)(1)(iii) of Form N-1A.

Response:   With respect to the information responsive to Item 10(a)(1)(ii)(A) of Form N-1A for both the adviser and subadviser the Registrant believes that the disclosure is responsive to Item 10(a)(1)(ii)(A) of Form N-1A.  Instruction 3 to Item 10(a)(1)(ii)(A) states that “[i]f a Fund has more than one investment adviser, disclose the aggregate fee paid to all of the advisers, rather than the fees paid to each adviser, in response to this Item.”  The Registrant notes that fee schedule for the subadviser is disclosed in the SAI.   With respect to including the information required by item 10(a)(1)(iii) of Form N-1A, the Registrant will revise the disclosure consistent with this comment.

Comment 15:   Please include disclosure to the effect that “Additional information about the Fund’s investments is available in the Fund’s annual and semi-annual reports to shareholders.  In the Fund’s annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund’s performance during its last fiscal year.”  Further, please disclose that these annual and semi-annual reports are likewise available free of charge.  See item 1(b)(1) of Form N-1A.

Response:   With respect to the inclusion of the disclosure to the effect that “Additional information about the Fund’s investments is available in the Fund’s annual and semi-annual reports to shareholders.  In the Fund’s annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund’s performance during its last fiscal year,” the Registrant will include disclosure consistent with this comment.

MAINSTAY VP SERIES FUND, INC.
51 Madison Avenue
New York, NY  10010

With respect to the comment concerning disclosure that these annual and semi-annual reports are likewise available free of charge, the  Registrant includes disclosure at the top of the back cover page in bold that states that “More Information about the Portfolio is available free upon request:”  For this reason, the Registrant respectfully declines to make the proposed change.

Comment 16:   To the extent the Portfolio discloses portfolio holdings information before they are publicly available, please identify the recipient, provide the frequency with which information about portfolio securities is disclosed, and the length of the lag, if any, between the date of the information and the date on which the information is disclosed as per Item 16(f)(1)(iii) and 16(f)(2) of Form N-1A.

Response:   The Registrant will revise the disclosure consistent with this comment.

Comment 17:   Please elaborate on the portfolio managers’ compensation structure pursuant to Item 20(b) of Form N-1A.  (i.e., is the bonus based in part on Portfolio performance?  If so, against what index and over what period.)

Response:   The Registrant believes that the disclosure concerning portfolio managers’ compensation meets the requirements of Item 20(b) of Form N-1A.

Reorganization

Comment 1:   Following the Reorganization, in reliance on Rule 414 under the Securities Act, the Trust intends to become the successor issuer to the Registrant such that the Trust will treat any Securities Act registration statements filed by the Registrant prior to the Reorganization as its own and will continue the offerings registered thereby following the Reorganization.  Please confirm that the Trust will, in a Post-Effective Amendment to the Registrant’s registration statement on Form N-1A, expressly adopt the previous registration statements of the Registrant.

Response:   The Trust will expressly adopt the previous registration statements of the Registrant.

Comment 2:   Please confirm that prior to the Reorganization, the Board of Trustees of the Trusts will approve the advisory agreements and distribution plan pursuant to Rule 12b-1 under the Investment Company Act.

Response:   The Board of Trustees of Trust will approve the advisory agreements and distribution plan pursuant to Rule 12b-1 under the Investment Company Act.

Comment 3:   Please confirm that the Reorganization will comply with the conditions of Rule 17a-8 under the 1940 Act.

Response:   The Reorganization will comply with the conditions of Rule 17a-8 under the 1940 Act.

MAINSTAY VP SERIES FUND, INC.
51 Madison Avenue
New York, NY  10010

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The Registrant hereby acknowledges that (i) it is responsible for the adequacy and the accuracy of the disclosure contained in the Amendment; (ii) comments of the Commission staff or changes to disclosure in response to Commission staff comments in the filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to the filing made; and (iii) the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

If you have any questions or comments in connection with the foregoing, please contact Kevin M. Bopp at 973.394.4436.

Sincerely,

/s/ Kevin M. Bopp

Kevin M. Bopp
Assistant Secretary of the Registrant

cc:	J. Kevin Gao, Chief Legal Officer Sander M. Bieber, Dechert LLP